Kim Kaufman To Call Writer Directly: +1 212 909 3148 kim.kaufman@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

September 19, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig

Re:	NB Crossroads Private Markets Fund VII Advisory LP; File No. 811-23755

Dear Ms. Fettig,

On behalf of the above-listed registrant (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to comments from the accounting staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided by you during a phone call on August 20, 2025 to Kim Kaufman and Ellen Liew of Kirkland & Ellis LLP, outside counsel to the Fund. The Staff's comments relate to the Fund's Form N-CSR and Form N-CEN for its fiscal year ended March 31, 2025, as filed with the Commission (each, a "Report").

Set forth below is a summary of the Staff's comments, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the relevant Report.

Form N-CSR

Comment 1: Please include the graphical representation and related disclosure required by Item 24.6.(a) of Form N-2 in future filings. We note that the graphical representation is included in the annual report of the Fund's master fund, NB Crossroads Private Markets Fund VII Holdings LP (the "Master Fund"), and we are not aware of any carve out from this Form N-2 requirement for feeder funds.

Response: We acknowledge the Staff's comment and note that, as the Fund pursues its investment objective by investing substantially all of its assets in the Master Fund, the Fund attaches the annual report of the Master Fund to its annual report that is sent to its investors so that the two annual reports may be read together and are readily available to investors. In addition, the Fund includes the following disclosure on every page of its financial statements: "[t]he accompanying notes and attached financial statements of NB Crossroads Private Markets Fund VII Holdings LP are an integral part of these financial statements." The Fund also includes disclosure in Note 1 (Organization) to the Notes to the Financial Statements that "[t]he financial statements of the Master Fund, including the Master Fund's Schedule of Investments, are attached to this report and should be read in conjunction with the Partnership's financial statements." We believe that, consistent with industry practice, the Fund does not need its own Schedule of Investments, which captures the referenced Form N-2 disclosure, as the primary investment of the Fund is its investment in the Master Fund and it provides and makes available the Master Fund's financial statements, including all required information such as the graphical representation and related disclosure required by Item 24.6.(a), to investors.

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September 19, 2025

Comment 2: The Fund's Statement of Assets, Liabilities and Partners' Capital contains a line item titled "Investment in Money Market Fund". Note 2.D to the Financial Statements states that the Fund held assets "in an overnight sweep that is deposited into a money market account." Please supplementally advise if the Fund is invested in a money market fund or an overnight sweep account. If the Fund is invested in a money market fund, please provide the required disclosure regarding the money market fund, including the money market fund's name and the number and value of shares held by the Fund.

Response: The Fund supplementally confirms that the Fund's bank accounts sweep any cash into an overnight sweep, which is invested into a money market fund. The required disclosure with respect to the money market fund will be included in future filings.

Comment 3: Please supplementally advise if any expenses included in the "Other expenses" line item in the Fund's Statement of Operations exceed five percent of the Fund's total expenses. If so, such expenses should be separately disclosed in future filings pursuant to Regulation S-X 6-07(2)(b).

Response: The Fund supplementally confirms that no other expenses included in "Other Expenses" exceed five percent of the Fund's total expenses.

Comment 4: Please report the portfolio turnover rate of the Master Fund in the Fund's Financial Highlights in future filings, consistent with Chapter 5, Section 53 of the Audit Guide of Investment Companies.

Response: As noted in the response to Comment 1, the Fund pursues its investment objective by investing substantially all of its assets in the Master Fund. The Fund attaches the annual report of the Master Fund to its annual report and provides both reports to its investors so that the two annual reports may be read together and are readily available to investors. We believe that, consistent with industry practice, given that the Master Fund's portfolio rate is readily available in its attached annual report, it does not need to be included in the Fund's annual report.

Comment 5: Per FASB ASC 946-205-50-16, the Master Fund has included the following as a footnote to the line item "Ratios to Average Partners' Capital – Net Assets" in its Consolidated Financial Highlights: "Ratios do not reflect the Master Fund's proportional share of the net investment income (loss) and expenses, including any performance-based fees, of the Underlying Investments." In future filings, please include a similar footnote in the Fund's Financial Highlights. The footnote disclosure may be revised to note that it pertains to underlying investments in which the Master Fund, rather than the Fund, may invest.

Response: The Fund respectfully acknowledges this comment but notes that, according to the Audit Guide of Investment Companies, where a feeder fund's primary investment is in the master fund, its expense and net investment income ratios must reflect its proportionate share of the master fund's expenses and income, in addition to any direct expenses incurred at the feeder fund level. As disclosed within the Master Fund's Consolidated Financial Highlights, the underlying investment expenses are excluded from the relevant ratios and such disclosure would not be applicable to be made at the Fund level as the Fund is a feeder fund of the Master Fund and its financial statements should be read in conjunction with the Master Fund's financial statements (which are provided together with the Fund's financial statements).

September 19, 2025

Comment 6: Note 2.K to the Fund's Financial Statements states that NBIA acts as the Fund's chief operating decision maker ("CODM"). Please supplementally explain to the Staff how all personnel at the Adviser constitute a group for purposes of making the determinations and decisions of the CODM. The Staff notes it will often see one or more officers of a fund or a certain group or committee serve in the CODM role. Accordingly, please include more specificity with respect to the CODM in future filings.

Response: As a fund's investment adviser oversees a fund's investment program and day-to-day operations pursuant to an investment advisory agreement, the Fund believes that the Adviser is best positioned to serve in the CODM role. We acknowledge the Staff's comment and the Fund will include disclosure with greater specificity with respect to the CODM role in future filings.

Comment 7: Disclosure in Item 2 states "[d]uring the period covered by this report, the code of ethics was amended to update certain information and to make other non-material changes." Per Item 2(c) of Form N-CSR, please supplementally explain to the Staff the nature of the amendment to the code of ethics. Please provide such descriptions in future filings in connection with code of ethics amendments.

Response: The amendment to the Fund's code of ethics provided for certain personnel changes to the covered officers listed in Exhibit A to the code of ethics. The Fund will include the requested disclosure in future filings.

Comment 8: We note that the disclosure included in Item 13(a)(1) is provided as of the Fund's fiscal year end. Per Instruction 1 to Item 13(a)(1), this information is required to be reported as of the date of the filing of the report. Please ensure such disclosure is provided as of the date of the filing of the report in future filings.

Response: The Fund will include the requested disclosure in future filings.

Form N-CEN

Comment 9: The Staff notes that it could not reconcile the amounts reported in Items D.8 and D.9 to the Fund's Financial Highlights. Please supplementally explain to the Staff how such amounts were calculated.

Response: With respect to Item D.8, which is the Fund's advisory fee as of the end of the reporting period as a percentage of net assets, the Fund notes that there is no required ratio in the Fund's Financial Highlights for the Fund's advisory fees as a percentage of the Fund's net assets. The calculation was completed by taking the portion of the advisory fee incurred by the Master Fund that was allocated to the Fund ($216,973), over the Fund's net asset as of the end of the reporting period ($39,200,286).

September 19, 2025

With respect to Item D.9, which is the net annual operating expenses as a percentage of net assets, the Fund notes that the expense ratio in the Financial Highlights includes a footnote explanation that the ratios include expenses allocated from the Master Fund, which includes allocated expenses such as advisory fees and carried interest that are not considered to be operating expenses of the Fund for purposes of the calculation in Item D.9.

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Should you have any questions or comments, please feel free to contact me at 212.969.3379 or kim.kaufman@kirkland.com.

Very truly yours,

/s/ Kim Kaufman, Esq.

Kim Kaufman, Esq.

cc:            Nicole M. Runyan, P.C.

Lisa Nosal, Esq.